Exhibit 7

RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDEND REQUIREMENTS *

	IFRS	IFRS	IFRS	IFRS	IFRS
	2009	2010	2011	2012	2013

Total interest expense from the banking operations	67,475	55,011	51,200	48,119	39,693
Other interest expenses	716	183	380	464	461
Interest credited on investment contracts and universal life-type contracts (FAS 97)	(1,336)	353	339	492	193

Total interest expense	66,855	55,547	51,919	49,075	40,347

Capitalized interest during construction	98	0	—	—	—

Total Charges	66,953	55,547	51,919	49,075	40,347

Dividend in preference shares	—	—	—	—	—
Dividend in preference shares - TIER1 capital	—	—	—	—	—

Total Charges inclusive Dividend in preference shares	66,953	55,547	51,919	49,075	40,347

Pre tax profit	(3,030)	3,053	5,076	3,218	5,913
Total interest expense	66,855	55,547	51,919	49,075	40,347
Losses from investments accounted under the equity method	(582)	(30)	(33)	(157)	(246)

Total	64,748	58,570	56,962	52,136	46,014

Earnings to Fixed Charges:
Including Interest on Deposits	0.97	1.05	1.10	1.06	1.14
Earnings to Combined Fixed Charges and Preferred Stock
Dividend:
Including Interest on Deposits	0.97	1.05	1.10	1.06	1.14

*	the figures over 2011 and 2012 are restated